Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Garmin International, Inc. 401(k) and Pension Plan of Garmin Ltd. of our reports (a) dated February 25, 2008, with respect to the consolidated financial statements and schedule of Garmin Ltd. and Subsidiaries, for the year ended December 29, 2007 and the effectiveness of internal control over financial reporting of Garmin Ltd. included in its Annual Report (Form 10-K), and (b) dated June 28, 2007, with respect to the financial statements and supplemental schedule of the Garmin International, Inc. 401(k) and Pension Plan included in the Plan's Annual Report (Form 11-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Kansas City, Missouri
February 25, 2008